FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of December 23, 2002

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

SIGNET GROUP plc

2) Name of shareholder having a major interest

CAPITAL INTERNATIONAL LIMITED, AFFILIATE OF THE CAPITAL GROUP COMPANIES INC ("CG")

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON BENEFICIAL INTEREST. PLEASE SEE LETTER BELOW FROM CG.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

PLEASE SEE LETTER BELOW.

5) Number of shares/amount of stock acquired

NOT STATED

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

0.5p ORDINARY SHARES

10) Date of transaction

NOT STATED

11) Date company informed

23.12.02

12) Total holding following this notification

See below

13) Total percentage holding of issued class following this notification

See below

14) Any additional information
-

15) Name of contact and telephone number for queries

ANNE KEATES 0870 9090301

16) Name and signature of authorised company official responsible for making this notification

Date of notification ....23.12.02...

LETTER FROM THE CAPITAL GROUP COMPANIES, INC.

As of 19 December 2002

Signet Group plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	239,353,313	13.98
Holdings by CG Management Companies and Funds:
Capital Guardian Trust Company	27,225,000	1.59
Capital International Limited	205,919,777	12.03
Capital International S.A	4,451,510	0.26
Capital International, Inc	1,757,026	0.10

Schedule A

Schedule of holdings in Signet Group plc

As of 19 December 2002

Capital Guardian Trust Company

Registered Name	Local Shares
Bank of New York Nominees	286,900
Chase Nominees Limited	15,125,100
Midland Bank plc	1,428,400
Deutsche Bank Mannheim	18,200
Bankers Trust	40,000
Citibank London	1,990,000
Nortrust Nominees	8,265,900
RBSTB Nominees Ltd.	54,300
ROY Nominees Ltd	16,200
TOTAL	27,225,000

Schedule B

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited	2,556,200
Bank of New York Nominees	57,664,980
Northern Trust	934,600
Chase Nominees Limited	50,759,620
Midland Bank plc	2,079,400
Bankers Trust	29,403,387
Barclays Bank	1,274,000
Morgan Guaranty	4,511,200
Nortrust Nominees	29,078,470
State Street Bank & Trust Co	2,865,900
Deutsche Bank AG	10,206,200
HSBC Bank plc	12,514,900
KAS UK	385,920
Bank One London	1,685,000
TOTAL	205,919,777

Schedule B

Capital International S.A.

Chase Nominees Ltd	3,517,410
Midland Bank plc	99,100
Royal Bank of Scotland	273,000
Lloyds Bank	117,000
Deutsche Bank AG	445,000
TOTAL	4,451,510

Schedule B

Captial International Inc.

Nortrust Nominees	1,659,026
HSBC Bank plc	98,000
TOTAL	1,757,026

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                   SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                            Title: Group Finance Director

Date:   December 23, 2002